Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Form 20-F registration statement filed on July 15, 2011.

U.S. dollar amounts herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of September 30, 2011 ($1 = NIS 3.712). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of ﬁve clinical therapeutic candidates, BL-1020, BL-1021, BL-1040, BL-5010 and BL-7040. In addition, we have nine therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. We also operate, with substantial ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of September 30, 2011, we have received approximately NIS 45.7 million ($12.3 million) in grants in the form of loans from the OCS to operate the incubator, which does not include NIS 21.4 million ($5.8 million) we have received from the OCS outside of the incubator agreement as of that date. Such amounts include loans equal to approximately NIS 32.9 million ($8.9 million) for terminated programs. We are not required to repay loans for terminated programs. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our ﬁve clinical therapeutic candidates:

•
BL-1020 is a new chemical entity in development for the treatment of schizophrenia. In September 2009, we announced positive topline results from a phase 2b clinical trial of BL-1020. In June 2011, we commenced the phase 2/3 CLARITY trial of BL-1020, with cognition as a primary endpoint. We are authorized to perform the trial at 14 clinical sites in Romania and at 18 additional sites in India. We are also planning to apply for authorization to perform the trial at 4 sites in Israel.

•
BL-1040 is a novel polymer solution for use in the prevention of cardiac remodeling that may occur in patients who have suffered an acute myocardial infarction (AMI). BL-1040 is being developed as a medical device. In March 2010, we announced positive results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Ikaria with respect to the development, manufacture and commercialization of BL-1040. Ikaria is planning to commence one of two pivotal trials for BL-1040 by the end of 2011.

•
BL-5010 is a novel therapeutic candidate for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. In September 2011 we announced receipt of European confirmation from the British Standards Institution Notified Body (BSI) in the UK of the regulatory pathway classification as a medical device Class IIa. This considerably reduces the time and resources required for marketing authorization for the product in comparison to the drug approval process. We are currently designing the clinical plan for next clinical study, as well as evaluating the most advantageous ways to progress with this therapeutic candidate from a business perspective.

•
BL-1021 is a new chemical entity in development for the treatment of neuropathic pain. In June 2011, we commenced a phase 1a clinical trial of BL-1021 in Israel, and reported positive preliminary results from the trial in September 2011. The clinical trial was designed to study the safety and pharmacokinetic proﬁle of BL-1021 in 32 healthy subjects. Preliminary study results demonstrated that a single administration of BL-1021 was safe and well tolerated. We are expecting to announce final results of the trial during the fourth quarter of 2011.

•
BL-7040 is a synthetic oligonucleotide which we intend to develop for the treatment of inflammatory bowel disease (IBD). It is an orally-available molecule with unique dual activity on both the nervous and immune systems, rendering it highly suitable for treating both neurological diseases and immune system related conditions such as inﬂammatory or autoimmune diseases. We anticipate commencing a phase 2a study in Israel to evaluate the effectiveness of BL-7040 for the treatment of IBD during 2012.

In July 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Ikaria which was amended and restated in August 2009. Under the agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million in March 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon the effectiveness of the agreement. In May 2011, following the acquisition of Cypress Bioscience by Royalty Pharma earlier in the year, we reacquired all of the rights to develop and commercialize BL-1020 from Cypress Bioscience and currently hold full global rights to the product. We are continuing to develop BL-1020, and commenced the phase 2/3 CLARITY trial in June 2011. We have the financial resources to complete the trial, but we are seeking additional funding sources to cover the remaining cost of the trial, in a manner that will not delay development of BL-1020, and that will allow us to continue to develop the rest of our product portfolio without any significant change in our current operating plan. In addition, concurrent with the conduct of the trial and in accordance with our business strategy, we have renewed our efforts to seek an out-licensing partner for the continued development and commercialization of BL-1020 at its more advanced stages.

We have funded our operations primarily through the sale of equity securities (both in private placements and in three public offerings on the TASE), funding received from the OCS, payments received under the licensing arrangements with Ikaria and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Ikaria, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of September 30, 2011, we held approximately $30.3 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of September 30, 2011.

Recent Company Developments

In July 2011, we listed our American Depositary Shares on the NASDAQ Capital Market. In connection with our listing on NASDAQ, and in an effort to enhance our exposure to U.S. investors, we hired KCSA Strategic Communications, a well-known New York-based communications firm, to direct our investor relations program.

In September 2011, we signed a worldwide, exclusive license agreement with Ramot at Tel Aviv University Ltd., the technology transfer company of Tel Aviv University, for the development and commercialization of BL-7050, a novel, orally-available treatment for neuropathic and inflammatory pain. BL-7050 acts by inhibiting the activity of pain-transmitting neurons, using a novel mechanism of action. Pre-clinical trials in cell culture and in animal models of neuropathic and inflammatory pain have shown that the molecule is effective at reducing neuronal activity and pain levels. In addition, it has an improved safely profile.

In October 2011, we hired Mr. David Malek as our new Vice President of Business Development in order to enhance our business development strategies and accelerate our commercialization efforts. Mr. Malek previously worked at Sanofi, where he served as Director of Oncology - New Products and Business Development.

In November 2011, our shareholders rejected a proposal to extend the exercise period of our outstanding Series 2 warrants. The Series 2 warrants will expire, if unexercised, on December 28, 2011.

In November 2011, our Board of Directors approved the re-pricing of approximately 3,700,000 outstanding “underwater” employee stock options (out of a total of approximately 6,200,000 stock options outstanding). The weighted average remaining vesting period of the options subject to re-pricing was 1.1 years, with a weighted average exercise price of NIS 4.07 per share. Terms of the re-pricing are as follows: (i) the exercise price of the options will be reduced to NIS 1.80 per share and (ii) one additional year of vesting will be added to the remaining vesting period of the options. The re-pricing is not applicable to options already vested, and it does not apply to options held by Directors or consultants. With respect to each eligible optionee, the re-pricing terms will only apply if the eligible optionee consents to the new terms. Without such consent, the terms will remain unchanged (in respect of that optionee). The total compensation cost associated with the re-pricing is approximately NIS 0.9 million ($0.2 million), which will be recorded as an expense over the new vesting period of the re-priced options.

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangements with Ikaria and the amounts we have received to date from Cypress Bioscience. We entered into a license and collaboration agreement with Ikaria in July 2009, which was amended and restated in August 2009. Ikaria subsequently paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Ikaria, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Ikaria agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current agreement with Ikaria, as well as additional collaborations that we may enter into in the future, including with regard to BL-1020, BL-1021, BL-5010, BL-7040 or other therapeutic candidates. Furthermore, we may receive future royalties on product sales, if any, under our agreement with Ikaria, as well as under any future agreement relating to BL-1020, BL-1021, BL-5010, BL-7040 or other compounds.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
BL-1020	Completed phase 2b	CLARITY trial focusing on cognitive function commenced in June 2011
BL-1040	Completed phase 1/2	First pivotal clinical trial expected to commence by the end of 2011, followed by a second pivotal clinical trial
BL-5010	Completed phase 1/2
We received European confirmation from the British Standards Institution Notified Body (BSI) in the UK of the regulatory pathway classification as a medical device Class IIa. We are currently designing the clinical plan for next clinical study, as well as evaluating the most advantageous ways to progress with this therapeutic candidate from a business perspective

BL-1021	Commencing phase 1	Phase 1a clinical trial commenced in June 2011; preliminary results reported in September 2011. Final results expected in December 2011
BL-7040	Completed phase 1	Phase 2a study to evaluate the effectiveness of BL-7040 for the treatment of IBD expected to commence during 2012

In addition to the projects set forth above, the following table identifies our current portfolio of projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development.

Project	Description	Indication	Status
BL-5040	Protein	Inflammatory bowel disease/cachexia	Preclinical studies
BL-6010	Small molecule	Type 2 diabetes	Preclinical studies
BL-6020	Small molecule	Cancer cachexia	Preclinical studies
BL-6030	Small molecule	Bacterial infection	Preclinical studies
BL-6040	Small molecule	Rheumatoid arthritis	Preclinical studies
BL-7010	Polymer	Celiac disease	Preclinical studies
BL-7020	Protein	Psoriasis	Preclinical studies
BL-7030	Small molecule	Cancer	Preclinical studies
BL-7050	Small molecule	Neuropathic pain	Preclinical studies

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less signiﬁcant projects on an aggregate basis, for the years ended December 31, 2008, 2009 and 2010; for the nine months ended September 30, 2011; and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the direct project costs in the table.

	Year Ended December 31,			Nine Months Ended September 30,	Total Costs Since Project
	2008	2009	2010	2011	Inception
	(in thousands of U.S. dollars)
BL-1020	14,090	11,820	450	1,304	42,649
BL-1040	3,340	2,050	167	3	10,227
BL-5010	670	860	384	90	2,000
BL-1021	3,580	1,010	924	314	6,907
BL-7040	-	-	-	92	92
Other projects	7,220	1,240	1,704	2,447	21,069
Total gross direct project costs (1)	28,900	16,980	3,629	4,250	82,944

(1)
Does not include indirect project costs and overhead, including payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our ﬁnancial statements. Certain of such costs are also covered by OCS funding.

As indicated in the above table, a signiﬁcant portion of our research and development costs have been incurred in connection with our BL-1020 project. We expect to continue to incur significant additional costs on the BL-1020 project through 2013, as a result of the phase 2/3 CLARITY study that we are currently conducting.

From our inception through September 30, 2011, we have incurred research and development expense of approximately NIS 437.2 million ($117.8 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development projects and place signiﬁcant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inﬂows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; and expense or income resulting from ﬂuctuations of the dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency).

Critical Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2010.

The discussion and analysis of our ﬁnancial condition and results of operations is based on our ﬁnancial statements, which we prepare in accordance with IFRS. The preparation of these ﬁnancial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the ﬁnancial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations – Overview

Revenues

In August 2010, we received a payment of $30.0 million in connection with our out-licensing arrangement with Cypress Bioscience, which was recorded as revenue in the third quarter of 2010. We have not recorded any revenue during the nine months ended September 30, 2011.

Cost of revenues

Cost of revenues in for the three and nine months ended September 30, 2010 consists of payments due to the licensors under the in-licensing agreement related to BL-1020. We did not record any cost of revenues during the nine months ended September 30, 2011.

Research and development expenses

At December 31, 2009, our drug development pipeline consisted of 12 therapeutic candidates. We added four new compounds to our pipeline, and discontinued the development of six compounds from the pipeline, during the year ended December 31, 2010, so that our pipeline consisted of 10 therapeutic candidates at December 31, 2010. We added five new compounds to our pipeline and discontinued the development of one compound from the pipeline, during the ﬁrst nine months of 2011, and our drug development pipeline as of September 30, 2011 consisted of 14 therapeutic candidates.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended September 30,			Nine months ended September 30,
	2010	2011	Increase (decrease)	2010	2011	Increase (decrease)
	(in thousands of NIS)
Research and development expenses, net	6,737	13,255	6,518	43,769	30,044	(13,725)
Non-recurring payments to OCS in respect of BL-1020	-	-	-	17,400	-	(17,400)
Ongoing research and development expenses, net	6,737	13,255	6,518	26,369	30,044	3,675

Comparison of three-month periods ending September 30, 2011 and 2010

Research and development expenses for the three months ended September 30, 2011 were NIS 13.2 million ($3.6 million), an increase of NIS 6.5 million ($1.8 million), or 97%, compared to NIS 6.7 million ($1.8 million) for the three months ended September 30, 2010. The increase resulted primarily from the commencement of the CLARITY clinical trial in respect of BL-1020 at the end of June 2011, along with a ramp-up in spending on a number of other existing projects, including new projects introduced during the second half of 2010 and the ﬁrst nine months of 2011.

Comparison of nine-month periods ending September 30, 2011 and 2010

Research and development expenses for the nine months ended September 30, 2011 were NIS 30.0 million ($8.1 million), a decrease of NIS 13.8 million ($3.7 million), or 31%, compared to NIS 43.8 million ($11.8 million) for the nine months ended September 30, 2010. Research and development expenses for the 2010 period included payments to the OCS of NIS 17.4 million ($4.7 million), relating to funds previously received from the OCS in respect of BL-1020, which had been previously reﬂected in prior periods as a reduction in research and development expenses. Without regard to these non-recurring payments, research and development expenses for the nine months ended September 30, 2011 increased by NIS 3.7 million ($1.0 million), or 14%, over the comparable 2010 period. The increase resulted primarily from the commencement of the CLARITY clinical trial in respect of BL-1020 at the end of June 2011.

Sales and marketing expenses

	Three months ended September 30,			Nine months ended September 30,
	2010	2011	Increase (decrease)	2010	2011	Increase (decrease)
	(in thousands of NIS)
Sales and marketing expenses	1,322	358	(964)	3,506	2,431	(1,075)

Comparison of three-month periods ending September 30, 2011 and 2010

Sales and marketing expenses for the three months ended September 30, 2011 were NIS 0.4 million ($0.1 million), a decrease of NIS 0.9 million ($0.3 million), or 73%, compared to NIS 1.3 million ($0.4 million) for the three months ended September 30, 2010. The decrease resulted primarily from the strategic partnering efforts in connection with BL-1020 during 2010, as well as the transfer of our business development activities from the U.S. to Israel during the first half of 2011 and the resulting closure of our U.S. office.

Comparison of nine-month periods ending September 30, 2011 and 2010

Sales and marketing expenses for the nine months ended September 30, 2011 were NIS 2.4 million ($0.7 million), a decrease of NIS 1.1 million ($0.2 million), or 31%, compared to NIS 3.5 million ($0.9 million) for the nine months ended September 30, 2010. The decrease resulted from the same factors set forth in the three-month comparison above. Sales and marketing expenses are expected to increase in the foreseeable future, as we continue to increase our business development efforts in respect of BL-1020, as well as some of our other clinical stage assets.

General and administrative expenses

	Three months ended September 30,			Nine months ended September 30,
	2010	2011	Increase (decrease)	2010	2011	Increase (decrease)
	(in thousands of NIS)
General and administrative expenses	2,690	3,272	582	8,914	9,546	632

Comparison of three-month periods ending September 30, 2011 and 2010

General and administrative expenses for the three months ended September 30, 2011 were NIS 3.3 million ($0.9 million), an increase of NIS 0.6 million ($0.2 million), or 22%, compared to NIS 2.7 million ($0.7 million) for the three months ended September 30, 2010. The increase resulted primarily from professional fees relating to the listing of our ADRs on NASDAQ in July 2011.

Comparison of nine-month periods ending September 30, 2011 and 2010

General and administrative expenses for the nine months ended September 30, 2011 were NIS 9.5 million ($2.6 million), an increase of NIS 0.6 million ($0.2 million), or 7%, compared to NIS 8.9 million ($2.4 million) for the nine months ended September 30, 2010. The increase resulted from the same factors set forth in the three-month comparison above.

Financial income (expenses), net

	Three months ended September 30,			Nine months ended September 30,
	2010	2011	Increase (decrease)	2010	2011	Increase (decrease)
	(in thousands of NIS)
Financial income	178	8,965	8,787	3,056	10,785	7,729
Financial expenses	(3,869)	(18)	(3,851)	(4,931)	(4,750)	(181)
Net financial income (expenses)	(3,691)	8,947	12,638	(1,875)	6,035	7,910

Comparison of three-month periods ending September 30, 2011 and 2010

We recognized net ﬁnancial income of NIS 8.9 million ($2.4 million) for the three months ended September 30, 2011, an increase of NIS 12.6 million ($3.4 million), compared to net ﬁnancial expense of NIS 3.7 million ($1.0 million) for the three months ended September 30, 2010. The increase in net ﬁnancial income resulted primarily from the increase in the average exchange rate of foreign currencies in relation to the NIS during the three months ended September 30, 2011, which had a positive effect on our net assets denominated in such foreign currencies during that period.

Comparison of nine-month periods ending September 30, 2011 and 2010

We recognized net ﬁnancial income of NIS 6.0 million ($1.6 million) for the nine months ended September 30, 2011, an increase of NIS 7.9 million ($2.1 million), compared to net ﬁnancial expense of NIS 1.9 million ($0.5 million) for the nine months ended September 30, 2010. The increase in net financial income resulted from the same factors set forth in the three-month comparison above.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities, grants and loans from the OCS, and payments received under our strategic licensing arrangements. At September 30, 2011, we held approximately NIS 112.4 million ($30.3 million) in cash, cash equivalents and short-term bank deposits.

Net cash used in operating activities was NIS 26.9 million ($7.2 million) for the nine months ended September 30, 2011, compared with cash provided by operating activities of NIS 48.8 million ($13.1 million) for the comparable 2010 period. The NIS 75.7 million ($20.3 million) decrease in net cash provided by operating activities during the nine-month period in 2011, compared to the nine-month period in 2010, was primarily the result of the upfront payment we received in 2010 in connection with BL-1020, net of the amounts paid to the licensors under the in-licensing agreement related to BL-1020, as well as payments to the OCS.

Net cash used in investing activities for the nine months ended September 30, 2011 was NIS 50.7 million ($13.7 million), compared to net cash used in investing activities of NIS 0.3 million ($0.1 million) for comparable period in 2010. The use of cash ﬂows for investing activities relates primarily to a net increase in our investments in short-term bank deposits.

Cash flows from financing activities were not significant for the respective 2011 and 2010 periods.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash resources will be sufficient to fund our approved operating plan through the first quarter of 2013, we will require signiﬁcant additional ﬁnancing in the future to fund our operations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the OCS.

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.